Jeffrey Turner, Esq.

JDT Legal, PLLC

897 Baxter Drive

So. Jordan, UT, 84095

(801) 810-4465

jeff@jdt-legal.com

December 16, 2021

Attorney Edwin Kim

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Re:	Internet Sciences, Inc. Registration Statement on Form S-1 File No. 333-259214

Dear Mr. Kim:

On behalf of Internet Sciences, Inc. (the “Company”), I hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM EST on Friday, December 17, 2021.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

JDT Legal, PLLC

/s/ Jeff Turner
Jeff Turner jeff@jdt-legal.com